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                             September 20, 2022

       Christopher M. Abundis
       EVP, CFO, General Counsel & Secretary
       SILVERBOW RESOURCES, INC.
       920 Memorial City Way, Suite 850
       Houston, Texas 77024

                                                        Re: SILVERBOW
RESOURCES, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 3, 2022
                                                            File No. 001-08754

       Dear Mr. Abundis:

               We have reviewed your September 15, 2022 responses to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 31, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Supplemental Reserves Information, page 80

   1. We have read your response to prior comment 5 and note the illustration of your proposed disclosure revisions
includes a reconciliation of the changes that occurred in total proved reserves for each of
the last three annual periods ending December 31, 2019, 2020 and
                                                        2021. Please refer to
Instruction 1 to Item 302(b) of Regulation S-K and conform your presentation to provide
a reconciliation for each annual period as applicable (consistent with your disclosure of
two years of financial information). Please note that your revised presentation would
still require the separate disclosure of the proved developed and the proved undeveloped
reserves by individual product type for the beginning of each annual period, e.g. as of
December 31, 2019, 2020 and 2021, for a reconciliation of the changes in total proved
reserves for the years ended December 31, 2020 and 2021.
 Christopher M. Abundis
SILVERBOW RESOURCES, INC.
September 20, 2022
Page 2

       You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin,
Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comment.



                                                        Sincerely,
FirstName LastNameChristopher M. Abundis
                                                        Division of Corporation
Finance
Comapany NameSILVERBOW RESOURCES, INC.
                                                        Office of Energy &
Transportation
September 20, 2022 Page 2
cc:       Annie Foley
FirstName LastName